Exhibit 99.28(g)(xix)

Citibank Custody CLS® Supplement

Client: Old Westbury Funds, Inc. ______________________________________ (the “Client”)

Custodian: Citibank, N.A. (New York Branch) (the “Custodian”)

Date: April 25, 2018

The Custodian and the Client have entered into a Global Custodial Services Agreement (the “Custodial Services Agreement”) pursuant to which the Custodian provides custodial services on behalf of each Portfolio included in the Custodial Services Agreement.

The Custodian and the Client wish to supplement the Custodial Services Agreement with certain terms and conditions under which the Custodian will provide (directly or through one of more branches of Custodian) Custodian® CLS® Settlement Services to the Client (the “Service Supplement”).

This Service Supplement amends, modifies or supplements the terms of the Custodial Services Agreement. The terms of this Service Supplement prevail in the event of any conflict between the Custodial Services Agreement and this Service Supplement.

Terms not otherwise defined herein will have the meaning assigned to such terms in the Custodial Services Agreement.

1.	Client Liable as Principal; Credits and Debits to the Cash Account.

The Portfolios may submit Instructions to the Custodian’s CLS Settlement Services (or such other method as the Custodian may agree), for settlement through the Cash Account, relating to foreign exchange transactions to which the Portfolios are a counterparty (each a “Transaction”). The Portfolios will be principal for all Transactions settled through the Cash Account in accordance with Instructions without regard to whether the Portfolios are acting as agent, trustee, or otherwise on behalf of any person.

The Client, on behalf of the Portfolios, agrees that any amount owed by the Portfolios with regard to any Transaction will be a debit to the Cash Account and any amount to be received by the Portfolios with regard to any Transaction will be a credit to the Cash Account. The Client acknowledges that any debit balance in the Cash Account is payable on demand and any credit to the Cash account may not be made available until the Custodian has received final payment in cleared funds with regard to that credit. In particular, the Client, on behalf of the Portfolios, agrees that each Portfolio will pay all amounts owed by it with regard to any Transactions (the “Net Short Balances”) by the applicable cut-off times specified by the Custodian. Each Portfolio’s Cash Account will be entitled to credit for any sums due to such Portfolio in respect of any Transactions (the “Net Long Balances”) only if the Custodian is satisfied that all Net Short Balances have been paid and discharged in full and until the Custodian is so satisfied, the Client may not request, demand or claim to be entitled to withdraw, transfer or otherwise deal with such Net Long Balances, save that the Portfolios will be entitled to withdraw such sums to the extent that the Custodian is satisfied that the value of the Net Long Balances exceeds the value of the Net Short Balances.

The Custodian acknowledges and agrees that the Client, is acting for the account of each of the Portfolios and that the assets and liabilities of each Portfolio are separate from the assets and liabilities of each other Portfolio. The Custodian further acknowledges and agrees that it has recourse under this Service Supplement only to the assets linked to a particular Portfolio, and the Custodian has no recourse under this Service Supplement with respect to the liabilities of such Portfolio, to any other Portfolio.

©2009 Citibank, N.A. All rights reserved. CLS is a registered trademark of CLS UK Intermediate Holdings Ltd.

2.	Right to Rescind.

At any time prior to actual settlement of a Transaction, the Custodian may, as permitted from time to time by the CLS Rules, rescind any Transaction submitted by the Client to the Custodian for processing in the CLS system, in which case the Custodian will use reasonable efforts to promptly notify Client of that rescission.

3.	CLS Bank.

The Custodian will settle all of the Portfolios Transactions submitted through the Custodian’s CLS Settlement Services through CLS Bank unless the Client, on behalf of the Portfolios, authorizes the Custodian to settle the Transactions with another person/or the Custodian, its affiliates or branches, on the Custodian’s own books.

Notwithstanding the foregoing, if the CLS system is not available at any time (including unavailability due to CLS Bank’s imposing limitations on the Custodian, the Portfolios or any counterparty of either), the Custodian is expressly authorized to use another settlement mechanism to effect any transaction requested by the Portfolios pursuant to this Service Supplement, although for the avoidance of doubt the Custodian is not obliged to use another settlement mechanism to effect any Transaction requested by the Client. Such alternatives will include the Custodian’s settlement of a Portfolio’s Transactions by transfers between the relevant bank accounts of such Portfolio held with the Custodian. For the avoidance of doubt no Portfolio shall have any liability for the obligations of any other Portfolio or be subject to any set-off or netting of Transactions for another Portfolio.

The Client acknowledges that the CLS Bank is a Clearance System and that the Custodian has no responsibility for selection or appointment of, or for performance by, CLS Bank.

4.	Additional Representation

In addition to the representations made by the Client under the Custodial Services Agreement, Client represents at each date upon which it submits an Instruction in relation to the settlement of a Transaction that the relevant Transaction is being entered into for the purposes of making cash available in order to pay for a purchase of Securities.

5.	Custodian’s Materials to be Kept Confidential.

“Custodian Confidential Information” means any information furnished by or on behalf of the Custodian or any branch or affiliate thereof (whether or not such information is owned by Custodian or such affiliate) to the Client or any of its branches, affiliates, employees or officers, in connection with, or by virtue of, this Agreement, including but not limited to the CLS Bank Rules, the Custodian’s Settlement Member Agreement with CLS, and CLS Bank’s Member Handbook (such CLS Bank material, collectively, “CLS Material”), as well as all other materials relating to the Custodian® CLS® Settlement Services provided to the Client by the Custodian by any means or in any form.

“Custodian Confidential Information” will not include information that: (i) was in the public domain at the time it was provided to the Client or was already publicly disclosed by a third party at the time the Client became aware of it; (ii) had entered the public domain through no fault of the Client after its provision or disclosure to the Client or after the Client became aware of it; (iii) was in the Client’s possession free of any obligation of confidentiality at the time of the communication thereof to the Client; (iv) was rightfully received by the Client from a third party which was, to the knowledge of the Client, not under an obligation of confidentiality with respect thereto; or (v) was independently developed by the Client without use of Custodian Confidential Information.

©2009 Citibank, N.A. All rights reserved. CLS is a registered trademark of CLS UK Intermediate Holdings Ltd.

Except as permitted below neither the Client nor any agent, officer, employee, member of the board of directors of the Client may disclose to any other person Custodian Confidential Information, and the Client may only use Custodian Confidential Information for reasons reasonably related to Instructions and the settlement of Transactions using the Custodian’s CLS Settlement Services.

The Client will be permitted to disclose any Custodian Confidential Information (i) to any agent, officer, employee, or member of the board of directors in connection with its use of the Custodian’s CLS Settlement Services or to any auditor, consultant or other representative of the Client, each only to the extent necessary to perform that person’s duties to the Client; (ii) to any third party (including the Client’s and the Portfolios’ investment advisers and their affiliates and customers) solely for the purpose of providing services to the third party and which is necessary to the Client in connection with its use of the Custodian CLS Settlement Services; provided, however, that the Client will be responsible for the obligation of such third party to maintain the confidentiality of the Custodian Confidential Information substantially in the same manner and substantially to the same extent that the Client is hereunder bound; (iii) as may be required by legal process or by law binding upon the person disclosing such information; provided, that, to the extent possible, prior notice of such disclosure will be provided to the Custodian; (iv) as required or requested by any regulatory authority having jurisdiction over the Client; provided, that, to the extent possible, prior notice of such disclosure will be provided to the Custodian, and such Custodian Confidential Information will be marked as confidential at the time of delivery to the regulatory authority; or (v) with the written consent of the Custodian.

Without affecting any other rights or remedies that the Custodian may have, the Client acknowledges and agrees that the Custodian will be entitled to seek the remedies of injunction, specific performance and other equitable relief for any breach of the applicable provisions of this Section.

6.	Indemnity.

The parties hereby agree that the indemnity provided by the Client to the Custodian under the Custodial Services Agreement will apply to the services provided by the Custodian under this Service Supplement. For the avoidance of doubt, and without prejudice to the generality of this Clause, the Client agrees that the indemnity will cover any borrowing costs incurred by any of the Custodian’s branches in relation to any Transactions in circumstances in which, after the cut-off times specified by the Custodian, (i) the Portfolios amend or cancel an Instruction; (ii) the Portfolios submit new Instructions which the Custodian, acting in its discretion, chooses to settle; or (iii) the counterparty to the proposed Transaction alters or rescinds the Transaction, in each case leaving the Custodian with a currency shortfall in one of its branches. It being understood and agreed that any expenses and outlays incurred by the Custodian or any of its branches in connection with the services contemplated under this Service Supplement, including any Transactions, shall be deemed expenses and outlays relating to credit exposures and financial outlays. For avoidance of doubt, it is expressly acknowledged and agreed by the parties that the foregoing indemnity shall under no circumstances cover special or other consequential damages, including but not limited to any lost opportunities or foregone transactions of Custodian.

7.	Termination.

Services under this Service Supplement will terminate when the Custodial Services Agreement is terminated or may be terminated by the Custodian or Client upon written notice to the other. Services under this Service Supplement may be terminated with respect to any given Portfolio separately upon due notice by Client.

©2009 Citibank, N.A. All rights reserved. CLS is a registered trademark of CLS UK Intermediate Holdings Ltd.

OLD WESTBURY FUNDS, INC. (as Client under the Custodial Services Agreement, and on behalf of each Portfolio listed on Appendix A hereof)

Signature: /s/ David Rossmiller

Name: David Rossmiller

Title: President

CITIBANK, N.A. NEW YORK BRANCH

Signature: /s/ Marc Fryburg

Name: Marc Fryburg

Title: Vice President

Investor Services

390 Greenwich St. / 3rd Fl

New York, NY 10013

©2009 Citibank, N.A. All rights reserved. CLS is a registered trademark of CLS UK Intermediate Holdings Ltd.

APPENDIX A

OLD WESTBURY SMALL & MID CAP STRATEGIES FUND

OLD WESTBURY STRATEGIC OPPORTUNITIES FUND

©2009 Citibank, N.A. All rights reserved. CLS is a registered trademark of CLS UK Intermediate Holdings Ltd.